UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KYTHERA Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501570105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501570105	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,422,309
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,422,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,422,309
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 501570105	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,422,309
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,422,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,422,309
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 501570105	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,422,309
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,422,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,422,309
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 501570105	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 2,542
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,422,309
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,542
WITH	8	SHARED DISPOSITIVE POWER 1,422,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,851
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 501570105	13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 2,542
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,422,309
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,542
WITH	8	SHARED DISPOSITIVE POWER 1,422,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,851
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 501570105	13G	Page 7 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 8,529
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,422,309
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,529
WITH	8	SHARED DISPOSITIVE POWER 1,422,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,838
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 501570105	13G	Page 8 of 12

Item 1(a).               Name of Issuer

KYTHERA Biopharmaceuticals, Inc. (the “Issuer”).

Item 1(b).               Address of Issuer’s Principal Executive Offices

30930 Russell Ranch Road, Third Floor, Westlake Village, California 91301

Item 2(a).               Name of Person Filing

ARCH Venture Fund VI, L.P. (“ARCH Venture Fund VI”); ARCH Venture Partners VI, L.P. (“AVP VI LP”); ARCH Venture Partners VI, LLC (“AVP VI LLC”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”).  The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).               Address of Principal Business Office or, if none, Residence

8725 W. Higgins Avenue, Suite 290, Chicago, IL 60631

Item 2(c).               Citizenship

ARCH Venture Fund VI and AVP VI LP are limited partnerships organized under the laws of the State of Delaware. AVP VI LLC is a limited liability company organized under the laws of the State of Delaware.  Each Managing Director is a US citizen.

Item 2(d).              Title of Class of Securities

Common stock, par value $0.00001 per share.

Item 2(e).               CUSIP Number

501570105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                  Ownership

(a)
Amount beneficially owned:

ARCH Venture Fund VI is the record owner of 1,422,309 shares of Common Stock (the “Record Shares”) as of December 31, 2014.  AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the Record Shares.  AVP VI LLC, as the sole general partner of AVP VI LP, may be deemed to beneficially own the Record Shares.  As managing directors of AVP VI LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares.  In addition, as of December 31, 2014, Crandell and Bybee are each the holder of 2,542 shares of Common Stock.  Nelsen is the holder of 2,542 shares of Common Stock, and holds the rights to options to exercise 5,987 shares of Common Stock (“Option Shares”).  The Option Shares are fully vested and expire on March 31, 2015.

(b)
Percent of class:

In the aggregate, the Reporting Persons beneficially own approximately 6.3% of the outstanding shares of common stock of the Issuer, based upon 22,675,319 shares (“Reported Shares”) of common stock outstanding as of October 17, 2014 as reported on the Issuer’s 10-Q as filed with the Securities and Exchange Commission on November 10, 2014.  Nelsen’s percentage is 6.3% and is calculated based on 22,681,306 shares, which includes the Reported Shares and Option Shares.

CUSIP No. 501570105	13G	Page 9 of 12

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,542 shares for Crandell and Bybee; 8,529 shares for Nelsen

(ii)	Shared power to vote or to direct the vote: Each of the Reporting Persons: 1,422,309

(iii)	Sole power to dispose or to direct the disposition: 2,542 shares for Crandell and Bybee; 8,529 shares for Nelsen

(iv)	Shared power to dispose or to direct the disposition: Each of the Reporting Persons: 1,422,309

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.                   Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.                   Identification and Classification of Members of the Group

Not Applicable.

Item 9.                   Notice of Dissolution of Group

Not Applicable.

Item 10.                 Certification

Not Applicable.

CUSIP No. 501570105	13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2015

ARCH VENTURE FUND VI, L.P.

By:         ARCH Venture Partners VI, L.P.
its General Partner

By:         ARCH Venture Partners VI, LLC
its General Partner

By:                      *
        Keith Crandell
        Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:         ARCH Venture Partners VI, LLC
its General Partner

By:                      *
       Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                      *
        Keith Crandell
        Managing Director

                     *
Keith Crandell

                *
Robert Nelsen

                *
Clinton Bybee

* By: /s/ Mark McDonnell
          Mark McDonnell as
          Attorney-in-Fact

This Amendment No. 2 to Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 501570105	13G	Page 11 of 12

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of KYTHERA Biopharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 11, 2015
ARCH VENTURE FUND VI, L.P.

By:         ARCH Venture Partners VI, L.P.
its General Partner

By:         ARCH Venture Partners VI, LLC
its General Partner

By:                      *
        Keith Crandell
        Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:         ARCH Venture Partners VI, LLC
its General Partner

By:                      *
       Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                      *
        Keith Crandell
        Managing Director

                *
Keith Crandell

                *
Robert Nelsen

                *
Clinton Bybee

* By: /s/ Mark McDonnell
          Mark McDonnell as
          Attorney-in-Fact

This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 501570105	13G	Page 12 of 12

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of November, 2010.

ARCH VENTURE FUND VI, L.P.

By:         ARCH Venture Partners VI, L.P.
its General Partner

By:         ARCH Venture Partners VI, LLC.
its General Partner

By:  /s/ Keith Crandell
        Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:	ARCH Venture Partners VI, LLC
its General Partner

By:  /s/ Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:  /s/ Keith Crandell
        Managing Director

/s/ Keith Crandell
Keith Crandell

/s/ Robert Nelsen
Robert Nelsen

/s/ Clinton Bybee
Clinton Bybee